Exhibit 99.1

Pineapple Energy Reports First Quarter 2022 Financial Results

Closes Merger with Communications Systems, Inc.

Trading Under Symbol PEGY

GAAP Revenue of $319,000 Reflects 3 Days of Post-Merger Operations

Pro Forma Revenue of $5.5 Million up 24%

Minnetonka, MN, May 23, 2022 (GLOBE NEWSWIRE) -- Pineapple Energy Inc. (“Pineapple” or the “Company”), a leading provider of sustainable solar energy and back-up power to households and small businesses, today reported financial results for the quarter ended March 31, 2022. Dollar amounts in this release have been rounded to the nearest thousands.

“We are thrilled to report to shareholders for the first time as a publicly traded company,” said Kyle Udseth, Pineapple Energy’s Chief Executive Officer. “We completed the merger with Communications Systems, Inc. (“CSI”) near the end of Q1, launching as an operating public company poised to execute our strategy.  As we drive toward continued growth and operational improvements in the Hawaii Energy Connection (“HEC”) and E-Gear businesses and build our Pineapple and Sungevity brands, we are hard at work evaluating additional acquisition opportunities.”

Udseth continued, “We believe the U.S. is in the early innings of the energy transition, and our launch as a public company positions Pineapple to pursue significant opportunities in residential solar, battery storage, electric vehicle charging, and consumer energy services broadly.  The total addressable market is substantial, and residential solar is still in low single digits penetration rates in most geographies. We expect demand for solar to rise, as retail power prices are driven higher by inflating fuel prices, volatility from adverse weather, and the ever-greater capital investment required to maintain the current grid.”

Pineapple Chief Financial Officer Mark Fandrich added, “While GAAP results are not meaningful due to closing the merger transaction, as well as the acquisition of HEC and E-Gear, three days before the end of the quarter, a pro forma comparison shows solid momentum in our current business.  Overall pro forma revenue, which includes legacy CSI, HEC and E-Gear activity, grew 24%.  More importantly, solar-specific pro-forma revenue in Hawaii grew 39%, reinforcing our confidence in the growth opportunity there.”

Udseth concluded, “Oahu’s expanded Battery Bonus Program is emerging as a demand driver on the island.  HEC deployed 1.3 megawatt-hours of battery storage in the quarter, with a high proportion falling under the Battery Bonus Program.  The program is driving substantial gains in top-of-funnel leads, with web traffic up 26% sequentially and 85% of those users being first-time visitors.  Additionally, as of March 31, 2022, Pineapple had $9.7 million of cash and cash equivalents, including restricted cash, and working capital of $11.5 million, which included $4.9 million of legacy CSI working capital. We expect that this gives us a long runway and means capital raises or other financings will be for the purpose of additional acquisitions, and not driven by a need to raise operating funds over the next twelve months.”

First Quarter 2022 GAAP Results

Because Pineapple Energy LLC is the “accounting acquirer” in its merger with Communications Systems, Inc., the financial statements reflect the historical operating results of Pineapple Energy LLC prior to the merger and the consolidated results of Pineapple Energy LLC, Communications Systems Inc., Hawaii Energy Connection LLC, and E-Gear LLC following the closing date of the merger on March 28, 2022.

Below, all figures are for the first quarter of 2022 unless noted otherwise.  All comparisons are with the first quarter of 2021 unless noted otherwise.  Note that there was neither revenue nor gross profit in the first quarter of 2021.

Sales were $319,000, consisting of $232,000 from the Solar segment, primarily from residential solar sales by HEC and E-Gear, and $87,000 from the IT Solutions & Services segment, which is expected to be sold as provided under the terms of the merger agreement.

Gross profit of $95,000 consisted of $66,000 generated from the Solar segment and $29,000 from the IT Solutions & Services segment.

Operating expenses of $1,623,000 included selling, general and administrative expenses, amortization expense and transaction costs.  Operating expenses increased 114.4% primarily due to an increase of $800,000 of transaction costs related to the CSI merger and HEC/E-Gear asset acquisition. In addition, $78,000 of selling, general, and administrative costs were attributable to the acquired businesses.

Operating loss of $1,528,000 was greater than the operating loss of $757,000 in the first quarter of 2021.

Net loss of $1,884,000 or $(0.58) per diluted share was greater than the net loss of $1,068,000 or $(0.35) per diluted share in the first quarter of 2021.

Pineapple’s balance sheet as of March 31, 2022, reflects the financial position of the post-merger combined companies.  Cash, cash equivalents, and restricted cash was $9.7 million and working capital was $11.5 million, which included $4.9 million of legacy CSI working capital.

First Quarter 2022 Pro Forma Results

To facilitate analysis of the Company’s operating business, below is an unaudited pro forma presentation of results as if the Company had completed the CSI merger and the HEC/E-Gear asset acquisition as of January 1, 2021.

	Three Months Ended March 31
	2022	2021
Net revenue	$5,525,000	$4,463,000
Net loss	(2,556,000)	(3,164,000)
EBITDA*	(1,146,000)	(1,713,000)

*EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” and the reconciliations in this release for further information.

The unaudited pro forma financial information above is not necessarily indicative of consolidated results of operations of the combined business had the acquisition occurred at the beginning of the respective period, nor is it necessarily indicative of future results of operations of the combined company. The above unaudited pro forma results are not adjusted for the level of corporate overhead costs needed to support the go-forward strategy and instead include a higher cost structure based on operating legacy businesses and the structure in place while carrying out plans to complete the CSI merger transaction.  The unaudited pro forma financial information above includes adjustments to add amortization expense for intangible assets totaling $531,000 and $537,000 and excludes transaction costs totaling $2,699,000 and $1,041,000 for the three months ended March 31, 2022 and 2021, respectively.  Additionally, the HEC business is seasonal with Q3 and Q4 historically being the strongest quarters.

Status of Contingent Value Rights

The balance sheet at March 31, 2022 includes a CVR liability of $18.3 million (approximately $7.50 per share for CSI legacy shareholders) derived from a valuation analysis of the expected market value of the legacy IT Services & Support segment, the expected value for the sale of the corporate headquarters, which is currently under contract to sell, and legacy CSI restricted cash.  This is an estimate only and the actual CVR liability will change based on market factors and an updated valuation analysis each quarter.  If the headquarters building sale closes in June, an initial CVR distribution, net of required reserves under the CSI merger agreement, could happen as early as July 30, 2022.

About Pineapple Energy

Pineapple is focused on growing leading local and regional solar, storage, and energy services companies nationwide.  Our vision is to power the energy transition through grass-roots growth of solar electricity paired with battery storage.  Our portfolio of brands (Hawaii Energy Connection, E-Gear, Sungevity, and Horizon Solar Power) provide homeowners and small businesses with an end-to-end product offering spanning solar, battery storage, and grid services.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth, and future acquisitions.  These statements are based on Pineapple Energy’s current expectations or beliefs and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties, set forth in the company’s filings with the Securities and Exchange Commission.

The forward-looking statements in this press release speak only as of the date of this press release.  Pineapple Energy does not undertake any obligation to update or revise these forward-looking statements for any reason, except as required by law.

PINEAPPLE ENERGY INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
ASSETS
	March 31	December 31
	2022	2021
CURRENT ASSETS:
Cash and cash equivalents	$5,750,143	$18,966
Restricted cash	3,969,096	—
Investments	786,787	—
Trade accounts receivable, less allowance for
doubtful accounts of $59,000 and $0, respectively	2,804,070	—
Inventories, net	1,625,666	—
Prepaid income taxes	3,374	—
Other current assets	960,688	—
Current assets held for sale	6,566,855	—
TOTAL CURRENT ASSETS	22,466,679	18,966
PROPERTY, PLANT AND EQUIPMENT, net	298,895	—
OTHER ASSETS:
Investments	2,302,395	—
Goodwill	15,776,014	—
Operating lease right of use asset	127,902	—
Intangible assets, net	18,778,947	2,780,270
Other assets, net	41,139	—
TOTAL OTHER ASSETS	37,026,397	2,780,270
TOTAL ASSETS	$59,791,971	$2,799,236
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,922,795	$2,233,371
Accrued compensation and benefits	797,473	307,828
Operating lease liability	93,721	—
Other accrued liabilities	8,904	—
Working capital note payable	—	350,000
Dividends payable	506,212	—
Deferred revenue	114,277	—
Contingent value rights	6,566,855	—
TOTAL CURRENT LIABILITIES	11,010,237	2,891,199
LONG-TERM LIABILITIES:
Loan payable and related interest	974,460	6,194,931
Related party payables	—	2,350,000
Operating lease liability	39,122	—
Deferred revenue	68,729	—
Contingent consideration	4,684,000	—
Contingent value rights	11,710,375	—
TOTAL LONG-TERM LIABILITIES	17,476,686	8,544,931
STOCKHOLDERS' EQUITY
Convertible preferred stock, par value $1.00 per share; 3,000,000 shares authorized; 32,000 and 0 shares issued and outstanding, respectively	32,000	—
Common stock, par value $0.05 per share; 37,500,000 shares authorized;
7,435,586 and 3,074,998 shares issued and outstanding, respectively	371,779	153,750

Additional paid-in capital	41,538,864	(53,750)
Accumulated deficit	(10,620,528)	(8,736,894)
Accumulated other comprehensive loss	(17,067)	—
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	31,305,048	(8,636,894)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$59,791,971	$2,799,236

PINEAPPLE ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended March 31
	2022	2021
Sales	$318,800	$—
Cost of sales	223,668	—
Gross profit	95,132	—
Operating expenses:
Selling, general and administrative expenses	297,272	231,227
Amortization expense	357,463	357,324
Transaction costs	968,505	168,445
Total operating expenses	1,623,240	756,996
Operating loss	(1,528,108)	(756,996)
Other expenses:
Investment and other income (expense)	(5,144)	—
Interest and other expense	(350,382)	(311,413)
Other expense, net	(355,526)	(311,413)
Operating loss before income taxes	(1,883,634)	(1,068,409)
Income tax expense	—	—
Net loss	(1,883,634)	(1,068,409)

Other comprehensive loss, net of tax:
Unrealized loss on available-for-sale securities	(17,067)	—
Total other comprehensive loss	(17,067)	—
Comprehensive loss	$(1,900,701)	$(1,068,409)

Basic net loss per share:	$(0.58)	$(0.35)
Diluted net loss per share:	$(0.58)	$(0.35)

Weighted Average Basic Shares Outstanding	3,231,461	3,074,998
Weighted Average Dilutive Shares Outstanding	3,231,461	3,074,998

PINEAPPLE ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,883,634)	$(1,068,409)
Adjustments to reconcile net loss to
net cash used in operating activities:
Depreciation and amortization	358,582	357,324
Interest and accretion expense	336,405	313,369
Changes in assets and liabilities:
Trade accounts receivable	(90,753)	—
Inventories	85,164	—
Other assets, net	292,141	—
Accounts payable	(2,532,508)	116,423
Accrued compensation and benefits	(503,595)	62,196
Other accrued liabilities	(47,367)	—
Accrued interest	(1,056,876)	—
Net cash used in operating activities	(5,042,441)	(219,097)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(245)	—
Acquisition of business, net of cash acquired	(10,256,865)	—
Proceeds from the sale of property, plant and equipment held for sale	—	344,918
Proceeds from the sale of investments	49,194	—
Net cash (used in) provided by investing activities	(10,207,916)	344,918
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings against working capital note payable	150,000	50,000
Payments against loan payable principal	(4,500,000)	—
Payments related to equity issuance costs	(2,699,370)	—
Proceeds from the issuance of preferred stock upon closing of private placement	32,000,000	—
Net cash provided by financing activities	24,950,630	50,000
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	9,700,273	175,821
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	18,966	—
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$9,719,239	$175,821

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,070,853	$542
NONCASH FINANCING AND INVESTING ACTIVITIES:
Issuance of common stock for conversion of related party payables	2,350,000	—
Issuance of common stock for conversion of working capital note payable	500,000	—
Issuance of common stock for the acquisition of HEC and E-Gear	12,781,234	—
Effect of reverse capitalization	1,594,779	—
Operating right of use assets obtained in exchange for lease obligations	127,902	—

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).

EBITDA is a non-GAAP financial measure provided in this release, and is net loss, on a pro forma basis calculated in accordance with GAAP, adjusted for pro forma interest, income taxes, depreciation and amortization, as detailed in the reconciliations presented below in this press release.

These non-GAAP financial measures are presented because the Company believes they are useful indicators of its operating performance. Management uses these measures principally as measures of the Company’s operating performance and for planning purposes, including the preparation of the Company’s annual operating plan and financial projections. The Company believes these measures are useful to investors as supplemental information and because they are frequently used by analysts, investors and other interested parties to evaluate companies in its industry. The Company also believes these non-GAAP financial measures are useful to its management and investors as a measure of comparative operating performance from period to period.

The non-GAAP financial measures presented in this release should not be considered as an alternative to, or superior to, their respective GAAP financial measures, as measures of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP, and they should not be construed to imply that the Company’s future results will be unaffected by unusual or non-recurring items. In addition, these measures do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future. EBITDA contains certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In evaluating non-GAAP financial measures, you should be aware that in the future the Company may incur expenses that are the same as or similar to some of the adjustments in this presentation. The Company’s presentation of non-GAAP financial measures should not be construed to imply that its future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on the Company’s GAAP results in addition to using non-GAAP financial measures on a supplemental basis. The Company’s definition of these non-GAAP financial measures is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

Reconciliation of Non-GAAP to GAAP Financial Information

Reconciliation of Pro Forma Net Loss to Pro Forma EBITDA:

	Three Months Ended March 31,
	2022	2021
Pro Forma Net Loss	$(2,556,000)	$(3,164,000)
Interest expense	350,000	314,000
Interest income	(2,000)	(6,000)
Depreciation	36,000	117,000
Amortization	1,026,000	1,026,000
Pro Forma EBITDA	$(1,146,000)	$(1,713,000)

Contacts:

Pineapple Energy

Mark Fandrich

Chief Financial Officer

+1 (952) 582-6416

mark.fandrich@pineappleenergy.com

The Blueshirt Group

Gary Dvorchak, CFA

Managing Director

+1 (323) 240-5796

gary@blueshirtgroup.com